FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	……………………………………………… ,	2021

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 26, 2021	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2021

CONSOLIDATED RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2021

April 26, 2021

CONSOLIDATED RESULTS

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projection
	Three months ended March 31, 2021	Three months ended March 31, 2020	Change(%)		Three months ended March 31, 2021	Year ending December 31, 2021	Change(%)
Net sales	¥842,651	¥782,312	+	7.7	$7,591,450	¥3,500,000	+	10.8
Operating profit	70,564	32,877	+	114.6	635,712	198,000	+	79.1
Income before income taxes	66,048	34,511	+	91.4	595,027	211,000	+	62.0
Net income attributable to Canon Inc.	¥44,454	¥21,906	+	102.9	$400,486	¥140,000	+	68.0

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥42.51	¥20.69	+	105.5	$0.38	¥133.89	+	68.7
- Diluted	42.50	20.68	+	105.5	0.38	133.85	+	68.7

	Actual
	As of March 31, 2021	As of December 31, 2020	Change(%)		As of March 31, 2021
Total assets	¥4,734,410	¥4,625,614	+	2.4	$42,652,342

Canon Inc. shareholders’ equity	¥2,670,231	¥2,575,031	+	3.7	$24,056,135

Notes:	1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2. U.S. dollar amounts are translated from yen at the rate of JPY 111= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2021, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2021 First Quarter in Review

Looking back at the first quarter of 2021, the global economy gradually recovered as a result of balanced measures to curb infections and resume economic activities despite no indications that the spread of the coronavirus disease (“COVID-19”) pandemic worldwide was declining. In the U.S., the economy gradually recovered as a result of increased personal consumption and capital investment through economic measures decided by the U.S. government at the end of 2020. In Europe, because of the resurgence of infections, largely due to the COVID-19 variant from the U.K., the restriction of economic activity was prolonged and some countries reimposed lockdowns. In China, although the number of new COVID-19 cases increased, economic recovery continued due to increased domestic demand and exports. In other emerging markets, economies were stagnant due to the resurgence of COVID-19 infections. In Japan, the trend toward economic recovery continued, including exports and capital investments.

Amid these conditions, in the markets in which Canon operates, demand for office multifunction devices (MFDs), for both color and monochrome models showed moderate recovery. For laser printers, demand was above that of the previous year, mainly for monochrome models. For inkjet printers, demand in home use remained solid in developed countries and emerging countries. For cameras, the market showed signs of improvement due to a recovery in consumption centering on mirrorless cameras. For medical equipment, the trend towards recovery continued due to increased sales activities focusing on medical institutions. For industrial equipment, demand for both semiconductor lithography equipment and FPD (Flat Panel Display) lithography equipment remained solid.

The average value of the yen in the first quarter was ¥106.11 against the U.S. dollar, a year-on-year appreciation of approximately ¥3, and ¥127.72 against the euro, a year-on-year depreciation of approximately ¥8.

As for the first quarter, although unit sales of office MFDs were above those of the same period of the previous year, unit sales of equipment for the production printing market declined compared with the same period of the previous year, due to a moderate recovery in demand. For unit sales of laser printers, although monochrome models were above those of the same period of the previous year due to increased demand stemming from remote working, color models were below those of the same period of the previous year. Sales of services and consumables decreased particularly for office MFDs due to stagnation in customers’ print volumes amid the spread of COVID-19, although corporate activities gradually headed toward a recovery. For inkjet printers, unit sales, including those of Refillable Ink Tank Printers, were above those of the same period of the previous year due to solid global demand. For interchangeable-lens digital cameras, unit sales were above those of the same period of the previous year due to strong sales of the EOS R5 and EOS R6 full-frame mirrorless cameras. As for network cameras, which are being used in a growing range of applications, sales increased due to the strengthening of sales activities. For medical equipment, sales increased in major areas as a result of securing opportunities with medical institutions supported by the Japanese government. While semiconductor lithography equipment remained solid, sales for FPD lithography equipment were significantly above those of the same period of the previous year. However, sales for organic LED (OLED) panel manufacturing equipment were below those of the same period of the previous year. Under these conditions, first-quarter net sales increased by 7.7% year-on-year to ¥842.7 billion. Gross profit as a percentage of net sales decreased by 0.2 points to 45.6%. First-quarter gross profit increased by 7.2% year-on-year to ¥384.4 billion. Operating expenses decreased by 3.7% year-on-year to ¥313.8 billion, due to the continued controls of expenses. As a result, operating profit increased by 114.6% year-on-year to ¥70.6 billion. Other income (deductions) decreased by ¥6.2 billion year-on-year to a loss of ¥4.5 billion, mainly due to currency exchange losses, while income before income taxes increased by 91.4% year-on-year to ¥66.0 billion and net income attributable to Canon Inc. increased by 102.9% year-on-year to ¥44.5 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥42.51 for the first quarter, a year-on-year increase of ¥21.82.

Results by Segment

Looking at Canon’s first-quarter performance by business unit, in the Printing Business Unit, unit sales of office MFDs increased compared with the same period of the previous year, thanks to strong sales of the imageRUNNER ADVANCE DX series. For equipment for the production printing market, although sales of some products increased, unit sales as a whole were below those of the same period of the previous year due to a moderate recovery of demand. As for laser printers, while unit sales of monochrome models increased compared with the same period of the previous year due to increase in demand stemming from remote working, unit sales of color models were below those of the same period of the previous year. Sales of services and consumables declined as a result of stagnating customer print volumes particularly for office MFDs, although corporate activities gradually headed toward a recovery. For inkjet printers, unit sales, including those of Refillable Ink Tank Printers, increased compared with the same period of the previous year based on strong global demand. These factors resulted in total sales for the business unit of ¥469.4 billion, a year-on-year decrease of 1.8%, while income before income taxes decreased by 3.8% year-on-year to ¥54.7 billion.

As for the Imaging Business Unit, unit sales of interchangeable-lens digital cameras were above those of the same period of the previous year as sales of the EOS R5 and EOS R6 have grown with the shift to mirrorless models, and sales of interchangeable lenses increased significantly due to an expansion of the lens product lineup. As for network cameras, despite the continued impact of COVID-19, sales increased mainly as a result of strengthening sales activities of software for such diversified applications as remote monitoring and monitoring of congested and confined spaces, as well as conventional market needs including crime prevention and disaster monitoring tools. These factors resulted in total sales for the business unit of ¥148.6 billion, a year-on-year increase of 24.0%, while income before income taxes totaled ¥18.1 billion resulting in a recovery from a deficit for the same period of the previous year.

As for the Medical Business Unit, although the resurgence of COVID-19 infections had an impact on business negotiations and installation, Canon captured the opportunity in Japan to support the purchase of equipment for medical institutions using government subsidies. Sales also increased in Europe and the United States due to strong sales of computed tomography (CT) systems, diagnostic X-ray systems and diagnostic ultrasound systems. These factors resulted in total sales for the business unit of ¥124.4 billion, a year-on-year increase of 17.3%, while income before income taxes increased by 184.2% year-on-year to ¥11.7 billion.

As for the Industrial & Others Business Unit, regarding semiconductor lithography equipment, demand for memory devices, image sensors and automotive devices remained solid. As a result, unit sales remained at the same level as the previous year, when sales were strong. For FPD lithography equipment, there was growth in demand for panels. As a result, unit sales increased significantly from the previous year when there were delays in equipment installation due to COVID-19. For OLED panel manufacturing equipment, sales decreased. These factors resulted in total sales for the business unit of ¥124.6 billion, a year-on-year increase of 26.0%, while income before income taxes totaled ¥9.2 billion, a year-on-year increase of 30.9%.

Cash Flow

In the first quarter, cash flow from operating activities increased by ¥65.9 billion year-on-year to ¥129.2 billion due to an increase in profit and working capital improvement. Cash flow used in investing activities decreased by ¥4.3 billion year-on-year to ¥39.3 billion mainly due to a decrease of investment in production equipment. Accordingly, free cash flow increased by ¥70.2 billion compared with that of the previous year to ¥90.0 billion.

Cash flow from financing activities recorded an outlay of ¥25.8 billion mainly due to dividend payout.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥75.7 billion to ¥483.4 billion from the end of the previous year.

Outlook

Looking at the global economy from the second quarter onwards, while expectations are increasing for COVID-19 vaccines that are gradually being administered around the world, it will take time to see a full-scale recovery of the global economy through balancing measures to curb infections and resume economic activities. In addition, the risk of delays for delivery of goods due to the high demand for international freight transport and delays for the supply of semiconductor chips are becoming apparent. Under these conditions, economic prospects continue to remain uncertain throughout the world. However, the pace of the world economy is expected to recover moderately over the long term thanks to various economic measures and fiscal policies in each country and region.

In the markets in which Canon operates, for office MFDs, amid an expected recovery of corporate activities, although a recovery of sales of services and consumables is slower than expected, demand for the imageRUNNER ADVANCE DX series is expected to increase. For laser printers, demand is also expected to increase due to signs of recovery of demand in offices as well as in home use. For inkjet printers, demand is expected to remain solid due to increased print volumes resulting from remote work and education, which have become more commonplace due to the impact of the resurgence of COVID-19 infections. As for interchangeable-lens digital cameras, the overall market is expected to remain at the same level as the previous year. Canon will strengthen sales of full-frame mirrorless cameras and interchangeable lenses while reinforcing sales promotion efforts amid a shift to mirrorless cameras and improving our product mix. For network cameras, the market is expected to continue growing due to the expansion of emerging markets and increasing demand for video analysis solutions. As for the medical equipment market, demand is expected to continue to recover due to progress in sales activity focusing on medical institutions despite concerns about impact of the resurgence of COVID-19 infections. For semiconductor lithography equipment, while demand for memory devices is expected to remain solid, demand for image sensors and automotive devices is expected to continue to increase. For FPD lithography equipment, demand will remain solid as panel manufacturers are expected to increase capital investments.

With regard to currency exchange rates on which Canon bases its performance outlook for the second quarter onwards, Canon anticipates exchange rates of ¥105 to the U.S. dollar and ¥125 to the euro, representing appreciation of approximately ¥1 against the U.S. dollar and depreciation of approximately ¥4 against the euro as the annual average rates of the previous year.

Taking into consideration exchange rate assumptions, Canon’s first quarter performance, as well as the current market forecast and sales prospects of new products, Canon projects full-year consolidated net sales of ¥3,500.0 billion, a year-on-year increase of 10.8%; operating profit of ¥198.0 billion, a year-on-year increase of 79.1%; income before income taxes of ¥211.0 billion, a year-on-year increase of 62.0%; and net income attributable to Canon Inc. of ¥140.0 billion, a year-on-year increase of 68.0%, which were revised upward from its previous outlook.

With regards to dividend forecast for the fiscal year 2021 which had yet to be decided, taking into consideration the earnings forecast mentioned above, Canon plans to distribute a yearly dividend of ¥90.00 per share, consisting of ¥45.00 for both the interim and year-end dividend. For more details, please refer to “Notice Regarding Projected Dividend for the Fiscal Year Ending December 31, 2021 (the 121st Business Term)” released separately on April 26, 2021.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2021		Change	Year ended December 31, 2020	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	3,400,000	3,500,000	100,000	3,160,243	+10.8%
Operating profit	158,500	198,000	39,500	110,547	+79.1%
Income before income taxes	176,500	211,000	34,500	130,280	+62.0%
Net income attributable to Canon Inc.	115,000	140,000	25,000	83,318	+68.0%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2021	As of December 31, 2020	Change
ASSETS
Current assets	1,888,873	1,789,143	99,730
Cash and cash equivalents	483,403	407,684	75,719
Short-term investments	91	71	20
Trade receivables	522,140	546,771	(24,631)
Inventories	595,906	562,807	33,099
Prepaid expenses and other current assets	300,554	284,556	15,998
Allowance for credit losses	(13,221)	(12,746)	(475)
Non-current assets	2,845,537	2,836,471	9,066
Noncurrent receivables	16,530	17,276	(746)
Investments	53,231	49,994	3,237
Property, plant and equipment, net	1,040,623	1,037,680	2,943
Operating lease right-of-use assets	106,246	107,361	(1,115)
Intangible assets, net	315,029	318,497	(3,468)
Goodwill	921,317	915,564	5,753
Other assets	394,682	392,066	2,616
Allowance for credit losses	(2,121)	(1,967)	(154)

Total assets	4,734,410	4,625,614	108,796

LIABILITIES AND EQUITY
Current liabilities	1,376,332	1,326,189	50,143
Short-term loans and current portion of long-term debt	410,095	392,235	17,860
Trade payables	317,400	303,809	13,591
Accrued income taxes	18,504	18,761	(257)
Accrued expenses	326,956	317,716	9,240
Current operating lease liabilities	33,353	32,307	1,046
Other current liabilities	270,024	261,361	8,663
Non-Current liabilities	475,259	515,384	(40,125)
Long-term debt, excluding current installments	4,759	4,834	(75)
Accrued pension and severance cost	309,367	345,897	(36,530)
Noncurrent operating lease liabilities	74,438	76,796	(2,358)
Other noncurrent liabilities	86,695	87,857	(1,162)

Total liabilities	1,851,591	1,841,573	10,018

Canon Inc. shareholders’ equity	2,670,231	2,575,031	95,200
Common stock	174,762	174,762	-
Additional paid-in capital	404,452	404,620	(168)
Retained earnings	3,481,430	3,478,807	2,623
Legal reserve	69,605	69,436	169
Other retained earnings	3,411,825	3,409,371	2,454
Accumulated other comprehensive income (loss)	(232,039)	(324,789)	92,750
Treasury stock, at cost	(1,158,374)	(1,158,369)	(5)
Noncontrolling interests	212,588	209,010	3,578

Total equity	2,882,819	2,784,041	98,778

Total liabilities and equity	4,734,410	4,625,614	108,796

* Canon has changed the presentation of allowance for credit losses as defined in ASU No. 2016-13, Financial Instruments - Credit Losses - (Topic 326): Measurement of Credit Losses on Financial Instruments, from the beginning of the first quarter of 2021. Consolidated balance sheet for the year ended December 31, 2020 also has been reclassified.

	Millions of yen
	As of March 31, 2021	As of December 31, 2020
Notes:
1. Accumulated depreciation	2,822,104	2,770,106
2. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(39,255)	(113,646)
Net gains and losses on derivative instruments	(1,408)	100
Pension liability adjustments	(191,376)	(211,243)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

	Millions of yen
	Three months ended March 31, 2021	Three months ended March 31, 2020	Change(%)
Net sales	842,651	782,312	+	7.7
Cost of sales	458,292	423,649

Gross profit	384,359	358,663	+	7.2
Operating expenses:
Selling, general and administrative expenses	246,435	257,843
Research and development expenses	67,360	67,943

	313,795	325,786

Operating profit	70,564	32,877	+	114.6
Other income (deductions):
Interest and dividend income	424	1,138
Interest expense	(168)	(186)
Other, net	(4,772)	682

	(4,516)	1,634

Income before income taxes	66,048	34,511	+	91.4

Income taxes	17,482	10,425

Consolidated net income	48,566	24,086
Less: Net income attributable to noncontrolling interests	4,112	2,180

Net income attributable to Canon Inc.	44,454	21,906	+	102.9

Consolidated statements of comprehensive income
	Millions of yen
	Three months ended March 31, 2021	Three months ended March 31, 2020	Change(%)
Consolidated net income	48,566	24,086	+	101.6
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	75,218	(61,032)
Net gains and losses on derivative instruments	(1,490)	549
Pension liability adjustments	19,904	2,352

	93,632	(58,131)

Comprehensive income (loss)	142,198	(34,045)		-
Less: Comprehensive income attributable to noncontrolling interests	4,994	2,309

Comprehensive income (loss) attributable to Canon Inc.	137,204	(36,354)		-

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

	Millions of yen
Sales by business unit	Three months ended March 31, 2021	Three months ended March 31, 2020	Change(%)
Printing	469,355	477,841	-	1.8
Imaging	148,604	119,825	+	24.0
Medical	124,414	106,094	+	17.3
Industrial and Others	124,552	98,812	+	26.0
Eliminations	(24,274)	(20,260)		-

Total	842,651	782,312	+	7.7

	Millions of yen
Sales by region	Three months ended March 31, 2021	Three months ended March 31, 2020	Change(%)
Japan	224,268	214,678	+	4.5
Overseas:
Americas	218,358	215,435	+	1.4
Europe	210,989	197,803	+	6.7
Asia and Oceania	189,036	154,396	+	22.4

	618,383	567,634	+	8.9

Total	842,651	782,312	+	7.7

*

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2021, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. Operating results for the three months ended March 31, 2020 also have been reclassified.

Notes:	1. The primary products included in each of the segments are as follows:
Printing Business Unit:

Office multifunction devices (MFDs) / Document solutions / Laser multifunction printers (MFPs) / Laser printers / Inkjet printers / Image scanners / Calculators / Digital continuous feed presses / Digital sheet-fed presses / Wide-format printers / Large format inkjet printers / Commercial photo printers

Imaging Business Unit:

Interchangeable-lens digital cameras / Digital compact cameras / Interchangeable lenses / Compact photo printers / Network cameras / Digital camcorders / Digital cinema cameras / Multimedia projectors / Broadcast equipment

Medical Business Unit:

Digital radiography systems / Diagnostic X-ray systems / Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industrial and Others Business Unit:

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Organic LED (OLED) panel manufacturing equipment / Vacuum thin-film deposition equipment / Die bonders / Micromotors / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Three months ended March 31, 2021	Three months ended March 31, 2020
Cash flows from operating activities:
Consolidated net income	48,566	24,086
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	50,885	53,790
Loss on disposal of fixed assets	624	533
Deferred income taxes	66	(6,418)
Decrease in trade receivables	39,865	58,129
Increase in inventories	(17,158)	(28,255)
Increase (decrease) in trade payables	23,205	(7,544)
Decrease in accrued income taxes	(654)	(2,527)
Increase (decrease) in accrued expenses	2,780	(22,871)
Decrease in accrued (prepaid) pension and severance cost	(18,019)	(3,625)
Other, net	(914)	(1,949)

Net cash provided by operating activities	129,246	63,349
Cash flows from investing activities:
Purchases of fixed assets	(41,177)	(44,275)
Proceeds from sale of fixed assets	967	1,083
Purchases of securities	(110)	(130)
Proceeds from sale and maturity of securities	159	86
Increase in time deposits, net	(15)	(236)
Acquisitions of businesses, net of cash acquired	-	(127)
Other, net	911	(7)

Net cash used in investing activities	(39,265)	(43,606)
Cash flows from financing activities:
Repayments of long-term debt	(468)	(259)
Increase in short-term loans, net	18,099	150,638
Dividends paid	(41,831)	(85,107)
Repurchases and reissuance of treasury stock, net	(5)	(50,005)
Other, net	(1,582)	(1,651)

Net cash (used in) provided by financing activities	(25,787)	13,616
Effect of exchange rate changes on cash and cash equivalents	11,525	(6,231)

Net change in cash and cash equivalents	75,719	27,128
Cash and cash equivalents at beginning of period	407,684	412,814

Cash and cash equivalents at end of period	483,403	439,942

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

6. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.